UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2011
Commission File Number 001-31583

NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)

Gushu Industrial Estate, Xixiang Baoan, Shenzhen People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82- .

NEWS RELEASE

Investor relations contact: Mr. Paul Lau	Please refer to the Nam Tai website (www.namtai.com)
E-mail: shareholder@namtai.com	or the SEC website (www.sec.gov) for Nam Tai press releases
and financial statements.
NAM TAI ELECTRONICS, INC.
MAJOR CUSTOMER CONTRACT SIGNED
SHENZHEN, PRC — November 14, 2011 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced that it has signed a major customer contract for LCD modules that had previously been reported as being under negotiation in the Company’s press release of financial results for the third quarter of 2011.
The Company’s management believes that this new contract is consistent with the Company’s previously reported projections of customer demand with the potential to more than double the Company’s annual sales revenue in 2012. Customer order volumes are not guaranteed, however, and will vary depending on end-equipment sales and other factors. The Company expects to receive firm orders under the contract soon which will support high-volume production starting at the end of December with shipments beginning in early January from the Company’s factory in Wuxi.
Discussions with a second major customer to produce LCD module subassemblies for smart phone applications at the Company’s Shenzhen site remain in progress. The parties currently plan high-volume production of the modules to begin about June of next year, but the Company has not yet received firm orders.
The Company continues to note several risks that could impact sales revenue growth resulting from new contracts and the two planned expansion projects including the possibility of labor shortages in China or subassembly component shortages limiting production volumes the Company can achieve. As highlighted in the Company’s October 31 press release, future increases in sales revenue are not expected to relieve pressure on margins. Continuing inflation in China and appreciation of the PRC renminbi are expected to further increase overhead and cost pressure on margins, necessitating ongoing cost control measures to sustain profitability.
FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE
Express or implied statements in this press release regarding management’s assessments of the impact of the developments reported on the business performance and financial results of the Company are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in these forward-looking statements as a result of a number of factors, including one or more of the factors discussed in “Item 3. Key Information — Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 as filed on

March 16, 2011 with the Securities and Exchange Commission and Reports on Form 6-K containing releases of Nam Tai’s quarterly financial results, copies of which may be obtained from Nam Tai’s website at http://www.namtai.com or from the SEC’s EDGAR website at http://www.sec.gov.
All information in this press release is as of November 14, 2011, in Shenzhen of the People’s Republic of China except as otherwise indicated. Nam Tai does not undertake any duty, and should not be expected, to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations, unless so required by law. Readers are cautioned not to place undue reliance on these forward-looking statements. The inclusion of any statement in the release does not constitute an admission by the Company or any other person that the events or circumstances described in such statements are material.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications, consumer electronic, medical and automotive products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD modules, FPC subassemblies and image-sensor modules and PCBAs. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.
Nam Tai Electronics, Inc. is registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol “NTE”). All the Company’s operations are located in the People’s Republic of China and its investor relations office is located in Hong Kong.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.

Date November 14, 2011	By:	/s/ M. K. Koo
		Name:	M. K. Koo
		Title:	Executive Chairman and Chief Financial Officer